Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PAINREFORM LTD.

CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30,	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$5,138	$4,096
Short term deposit	1,014	6,085
Restricted cash	10	10
Prepaid clinical trial expenses and deferred clinical trial costs	1,962	1,728
Prepaid expenses and other current assets	154	365

Total current assets	8,278	12,284

Property and equipment, net	38	44

Total assets	$8,316	$12,328

Liabilities and shareholders’ equity

Current liabilities:
Trade payables	$70	$209
Employees and related liabilities	501	499
Accrued expenses	525	356

Total current liabilities	1,096	1,064

Non-current liabilities:
Provision for uncertain tax positions	247	243
Total non-current liabilities	247	243

Total liabilities	1,343	1,307

Commitments (Note 6)

Shareholders’ equity:
Ordinary shares, NIS 0.3 par value; Authorized: 5,000,000 shares as of June 30, 2023, 2,666,667 as of December 31, 2022; Issued and outstanding: 1,090,452 and 1,081,755 shares as of June 30, 2023 and December 31, 2022, respectively.(*)	94	94
Additional paid-in capital	43,887	43,446
Accumulated deficit	(37,008)	(32,519)

Total shareholders’ equity	6,973	11,021

Total liabilities and shareholders’ equity	$8,316	$12,328

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 4d).

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022

Operating expenses:
Research and development expenses		$(2,700)	$(1,423)
General and administrative expenses		(1,968)	(2,094)

Operating loss		(4,668)	(3,517)

Financial income, net	7	179	-

Net loss and comprehensive loss		$(4,489)	$(3,517)

Basic and diluted net loss per share(*)	5	$(4.12)	$(3.25)

Weighted average number of shares of Ordinary Shares used in computing basic and diluted net loss per share		1,090,452	1,081,755

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 4d).

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDESNED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares(**)		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Number	Amount

Balance as of January 1, 2022	1,066,544	$94	$41,715	$(23,727)	$18,082

Share-based compensation to employees and directors	-	-	430	-	430

Share-based compensation to service providers	-	-	206	-	206
Share issuance to service providers	15,211	*			*
Net loss and comprehensive loss	-	-	-	(3,517)	(3,517)

Balance as of June 30, 2022	1,081,755	$94	$42,351	$(27,244)	$15,201
Balance as of January 1, 2023	1,081,755	$94	$43,446	$(32,519)	$11,021

Share-based compensation to employees and directors	-	-	441	-	441
Share issuance to service providers	8,697	*	-	-	*

Net loss and comprehensive loss		-	-	(4,489)	(4,489)
Balance as of June 30, 2023	1,090,452	$94	$43,887	$(37,008)	$6,973

(*) Represents amount less than $1
(**) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 4d).

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities

Net loss	$(4,489)	$(3,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6	2
Exchange rate differences on cash, cash equivalents and restricted cash	3	-
Share-based compensation to employees and directors	441	430
Share-based compensation to service providers	-	206
Interest income, net	71	-
Change in:
Other current assets	(23)	384
Trade payables	(139)	76
Other accounts payable	175	(280)

Net cash used in operating activities	(3,955)	(2,699)

Cash flows from investing activities

Purchase of property and equipment	-	(3)
Purchase of short-term deposit	(1,000)	-
Proceeds from short term deposit	6,000	-

Net cash provided by investing activities	5,000	(3)

Cash flows from financing activities

Net cash provided by financing activities	-	-

Effect of Exchange rate changes on cash, cash equivalents and restricted cash	(3)	-
Change in cash, cash equivalents and restricted cash	1,042	(2,702)
Cash, cash equivalents and restricted cash at the beginning of the period	4,106	16,571

Cash, cash equivalents and restricted cash at the end of the period	$5,148	$13,869

Supplemental cash flow information:

	As of June 30,
	2023	2022

Cash and cash equivalents	$5,138	$13,845
Restricted cash	10	24
Total cash, cash equivalents and restricted cash	$5,148	$13,869

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL

a.
PainReform Ltd. ("the Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.	Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $4,489 and $3,517 for the six-month periods ended on June 30, 2023 and 2022, respectively. During the six months ended June 30, 2023, and 2022, the Company had negative operating cash outflows of $3,955, and $2,699, respectively. The Company expects to continue to incur losses and negative cash flows from operations until its product reaches profitability. As of June 30, 2023, the Company’s accumulated deficit was $37,008. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash and deposits) in the amount of $6,162 as of June 30, 2023.

In July 2023, the Company consummated two registered direct offerings of Ordinary Shares and simultaneous private placements of warrants in the amount of $4.2 million, the net proceeds were $3.6 million (Note 9).

The Company expects to continue incurring losses, and negative cash flows from operations until its product, PRF-110, reaches commercial profitability. As a result of the initiation of the Company's Phase III clinical trial, along with its current cash position, the Company does not have sufficient resources to fund operations until the end of its Phase III study, nor to continue as a going concern for at least one year from the issuance date of these financial statements.

Management's plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities, curtail, or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.

c.
The Company’s supplier of the API (active pharmaceutical ingredient) has received a deficiency notice from the FDA related to its Drug Master File (DMF). The DMF is the file on record with FDA representing the manufacturing process and facility for the production of the API. As a result, the second part of Phase 3 trial is expected to commence once the FDA completes the review of the information provided by the supplier to the FDA and the deficiency notice has been resolved. None of the issues raised relate to the Company’s PRF-110 product.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL (Cont.)

d.
The Company reports its financial results in U.S. dollars. A portion of research, development, general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS declines against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if and to the extent that, it outpaces or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during the six months ended June 30, 2023 and 2022, respectively. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. the Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

e.	In June 2023, the Company effected a reverse share split of its shares at the ratio of 1-for-10 (Note 4d)

f.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. The conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict.

NOTE 2:  UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2022 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2022, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of June 30, 2023 and its results of operations and cash flows for the six months ended June 30, 2023 and 2022 have been included. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any other interim period or for any other future year.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are consistent with those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

NOTE 4:  SHAREHOLDERS’ EQUITY

a.	Warrants and warrants units

The following table summarizes the warrants and warrants units outstanding as of June 30, 2023:

Type	Issuance Date	Number of warrants	Exercise price(**)	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$67.2 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	92,321	$67.2 (*)	December 8, 2024
Warrants 2019 Convertible Notes to placement agent	December 9, 2019	55,785	$67.2 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$100.0	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$88.0	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$88.0	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$46.0	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$50.6	March 8, 2026
TOTAL		3,950,217

(*) Each 10 warrants are exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $88.0 (Note 4d).
(**) Exercise prices amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 4d).

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:  SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

1.	The 2008 Plan:

Share options outstanding and exercisable to employees and directors under the 2008 Share Option Plan (the “2008 Plan”) as of June 30, 2023 and December 31, 2022 were as follows:

	Number of options(*)	Weighted average exercise price(*)	Weighted average remaining contractual life

Options outstanding as of December 31, 2022	15,388	$2.40	1.25
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of June 30, 2023	15,388	$2.40	0.75

Options exercisable as of June 30, 2023	15,388	$2.40	0.75

(*) Figures were adjusted according to reverse share split (Note 4d)

2.	The 2019 Plan:

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of June 30, 2023 and December 31, 2022, were as follows:

	Number of options(*)	Weighted average exercise price(*)	Weighted average remaining contractual life

Options outstanding as of December 31, 2022	133,994	$14.4	9.39
Options granted	54,000	5.89	9.95
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of June 30, 2023	187,994	$11.94	9.20

Options exercisable as of June 30, 2023	116,416	$13.19	9.05

(*) Figures were adjusted according to reverse share split (note 4d)

On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 54,000 shares to two current board members, and to the Chairman of the board of directors. Each recipient received a grant of options to purchase 18,000 Ordinary Shares of the Company, at an exercise price of $5.89 per share. Fifty percent of the options vested upon grant, with the remaining shares vesting on a quarterly basis over thirty-six months, so that 1/24 of the options shall vest on the last day of each three-month period, provided that on such date each of the serving directors, shall serve in such capacity. The options expire after ten years from their grant date. The company determined the valuation of the options with these assumptions: average expected term 5.36 years, average risk-free interest rate of 3.85%, Volatility of 90.43%, Zero dividend yield is expected. The grant-date fair value was $3.20 for each option.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:  SHAREHOLDERS’ EQUITY (Cont.)

c.
In April 2022, the Company issued 15,211 shares to a consultant pursuant to an agreement signed in August 2020. Since August 2020, until December 31, 2022, the Company has recognized $822 as share-based compensation expense related to the shares issued to the consultant. In May 2022, the company’s Board of Directors approved an additional grant of 8,697 shares, During 2022, the company recognized $67 as share-based compensation expense. In February 2023, the Company issued 8,697 Ordinary Shares par value NIS 0.3, to the consultant in connection with the second grant.

d.
In June 2023, the Company effected a reverse share split of its shares at the ratio of 1-for-10, such that each ten (10) Ordinary Shares, par value NIS 0.03 per share, were consolidated into one (1) Ordinary Share, par value NIS 0.30. As a result of rounding of fractional shares as part of the split, 18,338 shares were added, bringing the Company’s total outstanding shares on a post-split basis to 1,090,452. All related share and per share data have been retroactively applied to the financial statements and their related notes for all periods presented

NOTE 5:  LOSS PER SHARE

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of Ordinary Shares and vested Ordinary Shares issuable for little or no further consideration outstanding during the period. Diluted loss per share is based upon the weighted average number of Ordinary Shares and of potential Ordinary Shares outstanding when dilutive. Potential Ordinary Shares include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive.

For the periods ended June 30, 2023, and 2022, all outstanding share options, restricted shares and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

NOTE 6: COMMITMENTS AND CONTINGENCIES

On November 13, 2020, the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trials of PRF-110, which started to take place in March 2023. During the fourth quarter of 2022 and throughout the first quarter of 2023 the Company and the Clinical Research Organization (the "CRO") negotiated the term of the First and the Second Agreements and mutually agreed to update the total milestone completion payment to $5.6 million and to update the payment for the actual number of evaluable subjects to $8.6 million.

Clinical trial expenses are charged to research and development expenses as incurred. The Company accrues expenses resulting from obligations under contracts with its CRO. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made to a CRO, the payments are recorded as prepaid clinical trial expenses and deferred clinical trial costs, which will be recognized as expenses as services are rendered.

As of June 30, 2023, the Company accounted for amounts of net $1,962 as prepaid clinical trial expenses and deferred clinical trial costs after recognizing cumulative costs of $3,271 in clinical trial expenses through June 2023. During the six months ended June 2023, the Company recognized clinical trial expenses of $2,042.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  FINANCIAL INCOME, NET

	Six Months ended June 30,
	2023	2022

Bank fees	(8)	(7)
Interest income	190	-
Exchange rate differences	(3)	7
Total financial income, net	$179	$-

NOTE 8:  FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 9:  SUBSEQUENT EVENTS

-
On July 14, 2023, the Company sold to a certain institutional investor an aggregate of 117,930 Ordinary Shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 183,300 Ordinary Shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 Ordinary Shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per Ordinary Share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the Ordinary Shares underlying the warrants. The Company paid an aggregate of $176.2 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50.0. The net proceeds from the transaction were $2.3 million. The pre-funded warrants to purchase up to 183,300 ordinary shares were exercised in full.

-
On July 18, 2023, the Company sold to a certain institutional investor an aggregate of 145,000 Ordinary Shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 21,666 Ordinary Shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 Ordinary Shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per Ordinary Share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the Ordinary Shares underlying the warrants. The Company paid an aggregate of $97.5 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $30.0. The net proceeds from the transaction were $1.3 million. The pre-funded warrants to purchase up to 21,666 ordinary shares were exercised in full.